Room 4561

September 20, 2007

Scott P. Doescher
Senior Vice President, Finance
Wausau Paper Corporation
100 Paper Place
Mosinee, Wisconsin 54455

Re: Wausau Paper Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 005-09724

Dear Mr. Doescher:

        We have completed our review of your Form 10-K and related filings, and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief